FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2006

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from _________ to _________

Commission file number ________________

a. Full title of the Plan:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

THE VANGUARD GROUP, INC.
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

AMERICAN CENTURY MUTUAL FUNDS, INC.
4500 Main Street
Kansas City, MO 64111

WESTERN ASSET FUNDS, INC.
Western Asset Management Company
385 East Colorado Boulevard
Pasadena, CA 91101

THE ROYCE FUNDS
1414 Avenue of the Americas
New York, NY 10019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN
OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 20, 2007

BY: C. C. Earhart [signature]

C. C. Earhart
Member, Board of Managers

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2006 and 2005

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of the Plan (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2007

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:		
Investments (notes 4 and 7):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 264,444,341	$ 246,076,525
Mutual funds:		
Equity growth and income funds	110,153,487	94,625,187
Balanced funds	43,137,598	36,464,386
International stock fund	14,444,596	8,638,651
Bond fund	1,390,041	--
Common collective trust – stable value fund	33,490,539	30,013,414
Assets available for benefits at fair value	467,060,602	415,818,163
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	322,270	395,806
Assets available for benefits	$ 467,382,872	$ 416,213,969

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Investment income (note 7):		
Net appreciation in fair value of investments (note 4)	$ 43,976,076	$ 51,032,133
Dividends	11,177,370	7,022,239
Interest	1,330,930	1,087,798
Total investment income	56,484,376	59,142,170
Contributions:		
Employee contributions	33,373,041	32,104,413
Employer contributions	3,790,810	3,682,813
Total contributions	37,163,851	35,787,226
Distributions:		
Assets transferred out to BLE Section 401(k) Plan (note 6)	(4,289,654)	(5,397,623)
Benefits paid (note 8)	(38,189,670)	(25,481,081)
Total distributions	(42,479,324)	(30,878,704)
Net increase	51,168,903	64,050,692
Assets available for benefits:		
Beginning of year	416,213,969	352,163,277
End of year	$ 467,382,872	$ 416,213,969

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with U.S. generally accepted accounting principles. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms. Investments in the Common collective trust – stable value fund include fully benefit responsive investments, which are carried at contract value, which approximate fair value (note 1(e)).

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. The NS Stock Fund consists of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of all plans in the Master Trust. Units are allocated among the plans based on

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2006, and December 31, 2005, was 41.3% and 39.4%, respectively. The Plan's interest in the fair value of Master Trust investment assets was $264,444,341 at December 31, 2006, and $246,076,525 at December 31, 2005.

Investment income for the Master Trust was as follows:

	2006	2005
Net appreciation in fair value	$ 76,734,709	$ 121,844,069
Dividends and interest	9,186,701	6,816,327
Total investment income	$ 85,921,410	$ 128,660,396

(d) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(e) New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the FSP). As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The FSP also requires the fully benefit-responsive investment contracts to be presented at fair value in the investments of the Plan with an adjustment to contract value presented separately in the Statements of Assets Available for Benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes. The adoption of this FSP has no effect on the total amounts reported in the Statements of Assets Available for Benefits.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2006 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective April 1, 1995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Agreement Employees of NS or any participating subsidiary shall be eligible to become a member of the Plan (Member) on the first day of the calendar month after the expiration of twelve (12) months following the date on which he or she first is employed by and receives compensation from NS or an affiliated employer within the meaning of Section 414 of the Internal Revenue Code (Code).

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the NS Board of Directors. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. NS and the participating subsidiary companies in their discretion pay all administrative costs arising under the Plan (not including administrative costs of the funds which are deducted from the investment returns of such funds). The Managers receive no remuneration with respect to their service in such capacity.

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, Thoroughbred Work Incentive Stock Transfer (TWIST) Account, After-Tax Contributions Account and Rollover Account, hereinafter generally referred to as Accounts.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

(c) Basic Pre-Tax, Catch-Up, Matching, TWIST and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's Basic Pre-Tax Contributions Account an amount equal to not less than 1% nor more than 10% of the Member's Compensation, as defined in the Plan. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Code. The maximum annual Basic Pre-Tax Contribution for 2006 and 2005 was $15,000 and $14,000, respectively.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to his or her Basic Pre-Tax Contributions Account, is eligible to make Catch-Up Contributions. Each Catch-Up eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 20% of the Member's Compensation as defined in the Plan. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2006 and 2005 was $5,000 and $4,000, respectively.

NS contributes to the Member's Matching Contributions Account thirty percent (30%) of the Member's Basic Pre-Tax Contributions not to exceed the lesser of forty-five dollars ($45) per month or one and eight-tenths percent (1.8%) of the Member's Compensation. In addition, each Member is allowed to contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's compensation. On or before November 15, 1999, NS contributed to the Member's TWIST Account the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

(d) Rollover Account

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account. Any amounts held in a Rollover Account will initially be invested in the same investment options, and in the same proportions, as the Member selects for Basic Pre-Tax and After-Tax Contributions.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to normal retirement age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of normal retirement age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member. The normal form of payment under the Plan is a single lump sum but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the plan year, all or a portion of the balance of their After-Tax Contributions Account. The amount of the withdrawal may not be less than $500. The Managers will then distribute to the Member the amount requested pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested, unless the Member requests the Managers to do otherwise.

A Member may withdraw all or a portion of the balance of the Member's TWIST Account, provided that the contributions being withdrawn have been held in the Plan for not less than two years.

A Member may make a written request to the Managers for withdrawal of all or a portion of the Member's Basic Pre-Tax Contributions Account, Catch-Up Contributions Account and/or Rollover Account on the basis of hardship as more fully described in the Plan.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

(g) Transfers with other Plans

A Member may be allowed to transfer, as a direct transfer, their Accounts to another Code Section 401(k) plan of an affiliate or to another plan of NS or to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers (BLE Section 401(k) Plan) if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in the other plan of NS or an affiliate or BLE Section 401(k) Plan.

A Member who does not have an outstanding loan under the BLE Section 401(k) Plan may be allowed to transfer their account from the BLE Section 401(k) Plan as a direct transfer to this Plan.

As noted in sections (d) and (f) above, a Member generally may rollover eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account to this Plan, and generally may direct that eligible rollover distributions from this Plan be made directly to another eligible retirement plan.

(h) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member's initial investment election will apply to the Member's Basic Pre-Tax, Catch-Up, After-Tax, Rollover and Matching Contributions Accounts. A Member may not make separate initial investment elections for each account. If a Member does not provide for the allocation of contributions, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund.

A Member may elect at any time to exchange the existing balances in the Member's Basic Pre-Tax, Catch-Up, Matching, After-Tax, Rollover or TWIST Contributions Accounts invested in any option to another option or options.

Prior to October 3, 2006, Matching Contributions were initially invested in the NS Stock Fund and a Member had to participate in the Plan for not less than two years to exchange the existing balances of the Member's Matching or TWIST Contributions Account to another investment option. A

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

Member's Matching Contributions that are made after October 3, 2006, are invested in accordance with the Member's investment election for the Member's Basic Pre-Tax Contributions. The two-year restriction for shifting balances from the Member's Matching and TWIST Contributions Accounts was eliminated effective October 3, 2006.

Effective May 1, 2006, the Managers adopted three new funds, the Western Asset Core Bond Portfolio, the Vanguard Strategic Equity Fund and the Royce Premier Fund, as investment options under the Plan and established that the Vanguard Asset Allocation Fund and the American Century Ultra Fund would no longer be offered as investment options. A transition period beginning April 1, 2006, and ending December 31, 2006, was established to facilitate Participants' transfers of existing balances held in the Vanguard Asset Allocation Fund or the American Century Ultra Fund to new investment options.

(4) Investments

Investments at fair value that represent 5% or more of the Plan's assets available for benefits are separately identified in the following table:

	December 31,	
	2006	2005
Common stock -		
Interest in Master Trust for		
Norfolk Southern Corporation	$ 264,444,341	$ 246,076,525
Value of interests in registered		
investment companies:		
Vanguard Wellington Fund	43,137,598	27,431,280
Vanguard Windsor II Fund	41,484,735	35,101,882
Vanguard 500 Index Fund	34,230,680	29,698,046
Vanguard Growth Index Fund	31,212,721	27,702,452
Value of interest in common collective trust -		
Vanguard Retirement Savings Trust	33,490,539	30,013,414

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

During 2006 and 2005, the Plan's investments appreciated in value by $43,976,076 and $51,032,133, respectively. In both 2006 and 2005, the Plan's net appreciation in fair value of investments included realized and unrealized gains on investments bought and sold as well as held during the year. The details of both realized and unrealized gains are as follows:

	Years ended December 31, 2006	Years ended December 31, 2005
Common stock	$ 29,872,392	$ 47,268,347
Mutual funds	14,103,684	3,763,786
	$ 43,976,076	$ 51,032,133

Effective October 3, 2006, all of the Plan's investments are participant-directed. Previously, certain nonparticipant-directed investments in NS Stock were held in the Master Trust. The year-end balances of these previously nonparticipant-directed investments amounted to $583,382 for 2006 and $500,176 for 2005. The March 1, 2002 amendment (note 3) permitted Members who had participated in the Plan for not less than two years to transfer funds out of the Matching Contributions Account and TWIST Account. Since changes in the components of participant-directed and nonparticipant-directed investments cannot be separately determined, all Matching Contribution amounts excluding the TWIST Account were deemed to be nonparticipant-directed. Information about the significant components of changes in assets relating to the Matching Contributions Account is as follows:

	2006	2005
Beginning balance at fair value	$ 56,584,577	$ 45,702,229
Net appreciation in fair value	6,939,897	10,896,623
Employer contributions	3,205,574	3,682,813
Fund exchanges in	3,231,837	1,978,872
Dividends	839,582	601,364
Other receipts	90,941	93,759
Fund exchanges out	(5,592,103)	(3,065,466)
Payments to Members	(3,812,792)	(2,236,207)
Transfer to BLE Section 401(k) Plan	(697,720)	(719,252)
Other disbursements	(310,887)	(350,158)
Ending balance at fair value	$ 60,478,906	$ 56,584,577

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

(5) Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6) Plan Amendments

The Plan was amended effective October 3, 2006, to change the manner in which a Member's Matching Contributions are invested. Effective as of October 3, 2006, Matching Contributions are invested in accordance with the Member's initial investment election for Basic Pre-Tax Contributions. In addition, each Member may elect at any time to invest existing Matching and TWIST Contributions in any investment option under the Plan.

The Plan was amended effective October 3, 2006, to clarify that the Board of Directors does not have authority to interpret the Plan's provisions, as interpretive authority rests solely with the Board of Managers.

The Plan was amended effective March 28, 2005, to implement the automatic rollover provisions of section 401(a)(31)(B) of the Code, under which mandatory distributions from the Plan to a Member that are more than $1,000 but that do not exceed $5,000 must be paid in a direct rollover to an individual retirement account or individual retirement annuity if the Member does not affirmatively elect to either receive the distribution directly or have the amount paid in a direct rollover to an eligible retirement plan.

The Plan was amended effective January 1, 2005, to reflect new IRS regulations by permitting hardship distributions for (1) burial or funeral expenses for the Member's parent, spouse, children, or dependents, and (2) expenses for repair of damage to the Member's principal residence that would qualify as deductible casualty expenses for the Member.

The Plan was amended effective January 1, 2005, to provide that the Plan will automatically make a distribution to an alternate payee if the alternate payee's account balance does not exceed $5,000, unless the alternate payee elects to have the amount paid in a direct rollover to an eligible retirement plan.

The Plan was amended and restated effective May 1, 2004, to change the eligibility for BLE members and allow for transfers between the Plan and the BLE Section 401(K) Plan. During

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2006 and 2005

2006 and 2005, $4,289,654 and $5,397,623, respectively, was transferred from the Plan to the BLE Section 401(K) Plan.

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan; therefore, these transactions qualify as party-in-interest.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2006	2005
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	57,689	108,341
Benefit claims payable to participants per Form 5500	$ 57,689	$ 108,341
Benefits paid to participants per the financial statements	$ 38,189,670	$ 25,481,081
Add: Current accruals for withdrawing participants	57,689	108,341
Less: Prior year accruals paid in current year	(108,341)	(31,761)
Benefits paid to participants per Form 5500	$ 38,139,018	$ 25,557,661

Schedule 1

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Master Trust for Norfolk Southern Corporation *	15,519,034 units of NS Stock Fund	$ 138,122,581	$ 264,444,341
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc.*	1,193,805 shares of Vanguard Windsor II Fund	33,751,065	41,484,734
The Vanguard Group, Inc.*	262,123 shares of Vanguard 500 Index Fund	28,121,921	34,230,680
The Vanguard Group, Inc.*	1,048,462 shares of Vanguard Growth Index Fund	26,466,539	31,212,721
The Vanguard Group, Inc.*	1,330,176 shares of Vanguard Wellington Fund	39,832,566	43,137,598
The Vanguard Group, Inc.*	605,390 shares of Vanguard International Growth Fund	11,935,217	14,444,596
The Royce Funds	109,945 shares of Royce Premier Fund	1,962,019	1,941,634
Western Asset Funds	122,579 shares of Western Asset Core Bond	1,368,530	1,390,041
The Vanguard Group, Inc.*	54,303 shares of Vanguard Strategic Equity Fund	1,291,029	1,283,718
		144,728,886	169,125,722
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust *	33,812,809 units of Stable Value Fund	33,490,539	33,490,539
	Total investments at fair value	316,342,006	467,060,602
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	322,270	322,270
	Total investments at contract value	$ 316,664,276	$ 467,382,872

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2006

Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Norfolk Southern Corporation (Master Trust)	Purchase of NS Stock Fund	$ 44,706,663	N/A	N/A	N/A	$ 44,706,663	$ 44,706,663	N/A
Norfolk Southern Corporation (Master Trust)	Sale of NS Stock Fund	N/A	$ 56,211,239	N/A	N/A	$ 37,988,016	$ 56,211,239	$ 18,223,223

Note: The above data for the Master Trust includes both participant-directed and nonparticipant-directed transactions.

N/A - Not Applicable

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the registration statement (No. 333-100936) on Form S-8 of Norfolk Southern Corporation of our report dated June 20, 2007, with respect to the statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 2006 and 2005, the related statements of changes in assets available for benefits for the years then ended and the related supplemental schedules (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions), which report appears in the December 31, 2006 annual report on Form 11-K of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, Virginia
June 20, 2007

END